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                                     FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

     (Print or Type Responses)

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Hearst Communications, Inc.
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   (Last)                           (First)             (Middle)

   959 Eighth Avenue
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                                    (Street)

   New York                           NY                 10019
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                                               iVillage Inc. (NASDAQ: IVIL)
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________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person, if an entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

     June, 2001
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________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                   2.               Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                 Transaction      (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                  Date             ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                        (Month/Day/Year)   Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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Common Stock, par Value $0.01 (1)     6/18/01          P             9,171,343    A       (3)    16,118,958         D
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Common Stock, par Value $0.01 (2)     6/18/01          P             6,947,615    A       (3)    16,118,958         D
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

*  If the form is filed by more than one reporting person, see Instruction
   4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                          (OVER)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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Warrant to Purchase  $0.01   6/18/01    P        1             (4)    12/31/   Common     2,065,695  (3)     1         D
Common Stock (3)                                                        04     Stock, par
                                                                               value $0.01
                                                                               per share
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

Explanation of Responses:

(1) Pursuant to the terms of an Amended and Restated Securities Purchase Agreement (the "Amended Securities Purchase Agreement"), dated as of February 22, 2001 by and between the Issuer and the Reporting Person, on June 18, 2001 the Reporting Person acquired 9,171,343 shares of Issuer's common stock, par value $0.01 per share ("Issuer Common Stock") and a warrant (the "Warrant") to purchase 2,065,695 shares of Issuer Common Stock, for an aggregate purchase price of $19,672,309.

(2) Pursuant to the terms of an Agreement and Plan of Merger dated as of February 5, 2001 by and among the Issuer, Stanhope Acquisition Sub LLC, a wholly-owned subsidiary of Issuer ("Stan"), and Women.com Networks, Inc. ("WNI"), as amended, on June 18, 2001 (the effective time of the merger (the "Merger") of WNI with and into Stan) each share of WNI common stock issued and outstanding was cancelled and converted into
         0.322 shares of Issuer Common Stock. Accordingly, at the effective time of the Merger the Reporting Person owned 21,576,447 shares of WNI common stock which were converted into 6,947,615 shares of Issuer Common Stock.

(3) Pursuant to the Amended Securities Purchase Agreement the Reporting Person paid an aggregate $19,672,309 for 9,171,343 shares of Issuer Common Stock and the Warrant.

(4) The Warrant may be exercised by the Reporting Person at any time until 5:00 PM (New York time) on 12/31/04 (its expiration date), provided, however, the Reporting Person may only exercise the Warrant if at the time of such exercise the average closing price of Issuer Common Stock shall have exceeded $3.75 per share (as adjusted for stock splits, stock dividends or other adjustments to the Issuer Common Stock) on any fifteen consecutive trading days.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


/s/ James M. Asher                                            June 27, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
      James M. Asher
      Senior Vice President, on behalf of
      Hearst Communications, Inc.

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